UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-35644

Bellatrix Exploration Ltd.

(Translation of registrant’s name into English)

1920, 800 5th Avenue SW

Calgary, Alberta T2P 3T6

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                    Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

The following documents are attached as exhibits hereto and are incorporated by reference herein:

Exhibit	Description

99.1	Notice of Annual and Special Meeting of Shareholders to be held on May 17, 2017
99.2	Information Circular – Proxy Statement dated April 3, 2017 for the Annual and Special Meeting of Shareholders to be held on May 17, 2017
99.3	Notice and Access Notification
99.4	Form of Proxy
99.5	News Release dated April 10, 2017

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company’s Registration Statement on Form F-10 of the Company (333-211466).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: April 10, 2017

By: /s/ Charles R. Kraus
Name:	Charles R. Kraus
Title:	Executive Vice President, General Counsel
& Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual and Special Meeting of Shareholders to be held on May 17, 2017
99.2	Information Circular – Proxy Statement dated April 3, 2017 for the Annual and Special Meeting of Shareholders to be held on May 17, 2017
99.3	Notice and Access Notification
99.4	Form of Proxy
99.5	News Release dated April 10, 2017